SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 15, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2006 and 2005, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP, and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas  (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the nine-month periods ended September 30, 2006, 2005, 2003 and 2002 have been subjected to limited reviews performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors and the nine-month period ended September 30, 2004 was subject to an audit performed by the mentioned auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003.

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2. Results of Operations

The following table presents a summary of the results of operations for the nine-month periods ended September 30, 2006 and 2005:

	2006	2005	Variation
	(in millions of Pesos)
Net revenues	959.2	736.3	222.9
Gas transportation	368.2	339.1	29.1
NGL production and commercialization	524.9	350.9	174.0
Other services	66.1	46.3	19.8
Costs of sales	(449.3)	(371.7)	(77.6)
Operating costs	(307.9)	(226.8)	(81.1)
Depreciation and amortization	(141.4)	(144.9)	3.5
Gross profit	509.9	364.6	145.3
Administrative and selling expenses	(79.0)	(57.6)	(21.4)
Operating income	430.9	307.0	123.9
Other income / (expense), net	15.5	(3.6)	19.1
Equity in (losses) / earnings of affiliates	(0.6)	2.5	(3.1)
Net financial expense	(159.5)	(92.5)	(67.0)
Income tax expense	(13.5)	(4.3)	(9.2)
Net income	272.8	209.1	63.7

Overview

For the nine-month period ended September 30, 2006, the Company has reported a net income of Ps. 272.8 million, in comparison to the Ps. 209.1 million net income recorded in the same period of 2005. This increase basically reflects the better performance of the NGL production and commercialization segment, represented by a higher production and higher income related to exports, mainly attributable to higher international reference prices. This effect was mainly compensated by an increase in the net financial expense, basically explained by foreign exchange (loss) / gain generated by the devaluation and revaluation of the Argentine Peso against the US dollar, in 2006 and 2005 periods, respectively.

Net revenues

Gas transportation

Gas transportation service is the main business activity of the Company, taking into account the invested capital and the resources affected to its operation, not being as important in the relative participation in the total net income of the Company because of the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1 since the enactment of the Economic Emergency Law. This business segment represented approximately 38% and 46% of total net revenues earned during the nine-month periods ended September 30, 2006 and 2005, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for nine-month period ended September 30, 2006 increased by 8.6% as compared to the same period of 2005. This increase was principally a consequence of a Ps. 20.8 million impact generated by the new firm transportation contracts that came into effect as a consequence of the San Martín pipeline expansion ended in August 2005, which increased the transportation capacity by 2.9 MMm3/d (102 MMcf/d).

This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units.

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This expansion was carried out within the framework of the Decree No. 180/04 issued by the Executive Branch and the Resolution No. 185/04 issued by the Ministry of Federal Planning and Public Service, which allows the creation of trust fund to finance gas transportation system expansions in light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy.

The trust fund created for this expansion financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million), which are repaid by means of the revenues generated by new contracts based on the 80% of the current tariffs. These revenues reflected an increase of Ps. 13.7 million for the nine-month period ended September 30, 2006 as compared to the same period in 2005.

 The trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs and collects an additional specific charge, which is finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the outstanding tariffs.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.b. to the consolidated financial statements). Revenues related to this service amounts to Ps. 25.9 million and Ps. 17.0 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 55% and 48% of TGS’s total net revenues during the nine-month periods ended September 30, 2006 and 2005, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline for both the Company’s own account and on behalf of its clients. TGS sells its production of propane and butane in the local market to NGL marketers. These products and natural gasoline are exported to Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices. Moreover the Company, under certain agreements, processes the natural gas for both the Company’s own account and on behalf of its clients, delivering the extracted liquids to its clients.

NGL production and commercialization revenues increased by Ps. 174.0 million in the nine-month period ended September 30, 2006, as compared to the same period in 2005, mainly due to a rise of international reference prices, an increase in the export volumes sold and the new ethane price agreed with Polisur in the agreement effective from January 2006.

Other services

The other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

Other services revenues include telecommunication services rendered by Telcosur S.A., a company controlled by TGS. Revenues from other services segment increased by Ps. 19.8 million in the nine-

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month period ended September 30, 2006 as compared to the same period of 2005, mainly due to higher construction services sales for Ps 9.8 million and telecommunications services sales for Ps. 4.0 million.

Cost of sales and administrative and selling expenses

Cost of sales and administrative and selling expenses for the nine-month period ended September 30, 2006 increased by approximately Ps. 99.0 million as compared to the same period of 2005. This variation derives mainly from: (i) Ps. 38.0 million of higher NGL production costs due to an increase in the prices of the natural gas; (ii) Ps 16.8 million of higher accruals for easement expenses; (iii) Ps. 14.2 million due to higher labor costs and (iv) Ps. 11.4 million of taxes and contributions on exports caused basically by increases in exports.

Net financial expense

Net financial expense for the nine-month period ended September 30, 2006 reported a positive variation of Ps. 67.0 million as compared to the nine-month period of 2005.  The breakdown of net financial expense is as follows:

	2006	2005
	(in millions of Pesos)
Generated by assets
Interest income	22.0	11.4
Foreign exchange gain / (loss)	19.2	(10.6)
Other financial results, net	1.7	0.2
Subtotal	42.9	1.0

Generated by liabilities
Interest expense	(133.3)	(146.6)
Foreign exchange (loss) / gain	(58.5)	63.1
Other expenses and financial charges	(10.6)	(10.0)
Subtotal	(202.4)	(93.5)
Total	(159.5)	(92.5)

The variation is mostly attributable to the impact of the revaluation of the Argentine Peso against the US dollar in the nine-month period ended September 30, 2005 on TGS dollar-denominated net monetary position which generated a foreign exchange gain of Ps. 52.5 million and the devaluation of the local currency in the same period in 2006, which generated a foreign exchange loss of Ps. 39.3 million. Both effects were partially compensated by: (i) a lower cost of debt associated with a reduction of the indebtedness, and (ii) higher interests gained from the financial investments.

Other income / (expense), net

In the nine-month period ended September 30, 2006, other income, net experienced a positive variation of Ps. 19.1 million compared to the same period of 2005, principally due to a gain of Ps. 24.7 million related to an insurance liquidation associated with the damage of a facility located at the Cerri Complex in 2005.

Income tax

Income tax expense increased by Ps. 9.2 million in the 2006 period compared to the same period of 2005, basically as a result of a higher accrual of income tax of Ps. 27.3 million in the 2006 period, partially offset by a higher reversal of a tax loss carry-forward allowance of Ps. 16.7 million.

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3. Liquidity

The Company’s primary sources and uses of cash during the nine-month periods ended September 30, 2006 and 2005, are shown in the table below:

	2006	2005	Variation
	(in millions of Pesos)
Cash flows provided by operating activities	499.7	377.4	122.3
Cash flows used in investing activities	(80.3)	(133.7)	53.4
Cash flows used in financing activities	(124.5)	(137.3)	12.8
Net increase in cash and cash equivalents	294.9	106.4	188.5

Cash flows from operating activities for the nine-month period ended September 30, 2006, amounted to Ps. 499.7 million. These funds were applied as follows: (i) to investing activities Ps. 80.3 million, (ii) to financing activities Ps. 124.5 million and (iii) the remainder to increase TGS’s cash position.

4. Third quarter 2006 vs. Third quarter 2005

The following table presents a summary of the consolidated results of operations for the second quarters ended September 30, 2006 and 2005:

	2006	2005	Variation
	(In millions of Pesos)
Net revenues	318.9	270.4	48.5
Gas transportation	122.3	116.1	6.2
NGL production and commercialization	176.6	137.9	38.7
Other services	20.0	16.4	3.6
Cost of sales	(158.2)	(135.8)	(22.4)
Operating costs	(110.5)	(87.0)	(23.5)
Depreciation and amortization	(47.7)	(48.8)	1.1
Gross profit	160.7	134.6	26.1
Administrative and selling expenses	(25.1)	(21.9)	(3.2)
Operating income	135.6	112.7	22.9
Other income / (expenses), net	8.6	(1.6)	10.2
Equity in earnings of affiliates	0.1	1.6	(1.5)
Net financial expense	(45.8)	(60.9)	15.1
Income tax	(4.9)	0.3	(5.2)
Net income	93.6	52.1	41.5

Total net revenues for the third quarter of 2006 increased by 18.0% in comparison with the same period in 2005. Gas transportation revenues for the third quarter of 2006 experienced a Ps. 6.2 million increase over the same quarter of 2005. This increase primarily reflects additional firm transportation services generated by the San Martín pipeline expansion mentioned above that became operational in July and August 2005. NGL production and commercialization revenues increased by Ps. 38.7 million in the third quarter 2006, as compared to the same period in 2005, mainly due to a rise of international reference prices and increased price of ethane agreed with Polisur.  In the third quarter of 2006, other services revenues increased in Ps. 3.7 million compared to the same period of 2005. This increase is mainly due to the effect of higher revenues generated by midstream and telecommunication services rendered.

Costs of sales and administrative and selling expenses for the third quarter of 2006 rose by Ps. 25.6 million, from Ps. 157.7 million registered in the third quarter of 2005 to Ps. 183.3 million for the same

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period of 2006, mainly due to an increase of NGL Production and Commercialization segment costs and labor costs.

In the third quarter of 2006, other income, net experienced a positive variation of Ps. 10.2 million compared to the same period of 2005, principally due to a gain related to an insurance liquidation associated with the damage of a facility located at the Cerri Complex in 2005.

Net financial expense reported a Ps. 45.8 million loss in the third quarter of 2006 as compared to the Ps. 60.9 million loss reported in the same quarter of 2005. The positive variation of Ps. 15.1 million is mostly attributable to: (i) a lower cost of debt associated with a reduction of the indebtedness, (ii) higher interests gained from the financial investments, and (iii) a lower foreign exchange loss derived from a smaller Peso devaluation in the third quarter of 2006 compared to the same quarter of 2005.

Income tax expense reported a Ps. 5.2 million negative variation in the third quarter of 2006 compared to the same period of 2005, basically as a result of a higher accrual of income tax for Ps. 16.4 million in the 2006 quarter, partially offset by a higher reversal of a tax loss carry-forward allowance for Ps. 11.2 million.

5. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of September 30, 2006, 2005, 2004, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2006	2005	2004	2003	2002
Current assets	1,015,102	653,937	1,220,806	703,235	399,285
Non-current assets	4,399,227	4,503,557	4,563,199	4,632,881	5,482,170
Total	5,414,329	5,157,494	5,784,005	5,336,116	5,881,455

Current liabilities	727,404	311,817	3,638,806	3,311,812	2,071,341
Non-current liabilities	1,989,933	2,430,008	17,284	8,296	2,016,650
Subtotal	2,717,337	2,741,825	3,656,090	3,320,108	4,087,991
Minority Interest	1	-	-	-	-
Shareholders’ equity	2,696,991	2,415,669	2,127,915	2,016,008	1,793,464
Total	5,414,329	5,157,494	5,784,005	5,336,116	5,881,455

6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the nine-month periods ended September 30, 2006, 2005, 2004, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2006	2005	2004	2003	2002
Operating income	430,918	307,074	342,006	292,627	336,267
Other income / (expense), net	15,481	(3,657)	(10,747)	(25,777)	(1,706)
Equity in (losses) / earnings of affiliates	(593)	2,467	(720)	4,527	(5,026)
Net financial expense	(159,501)	(92,468)	(246,472)	(159,675)	(953,445)
Net income / (loss) before income tax	286,305	213,416	84,067	111,702	(623,910)
Income tax (expense) / benefit	(13,467)	(4,347)	(14,824)	131,808	36,474
Net income / (loss)	272,838	209,069	69,243	243,510	(587,436)

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7. Statistical Data (Physical Units)

	Nine-month period ended September 30,					Third quarter ended September 30,
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	71,594	67,213	63,396	61,609	61,476	71,750	70,830	64,680	61,856	61,337
Average daily deliveries (thousands of m³/d)	62,454	58,455	62,634	61,411	52,183	68,561	65,842	66,866	75,758	58,981

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	280,451	248,315	266,959	245,225	244,360	95,708	87,521	83,678	74,772	78,090
Propane and butane (mt)	397,983	313,975	383,526	357,619	386,619	132,965	107,055	119,041	120,811	135,639
Natural Gasoline (mt)	83,811	67,691	79,386	70,132	73,739	27,623	23,267	24,756	24,619	26,665
* Local market sales (a)
Ethane (mt)	280,451	248,315	266,959	245,225	244,360	95,708	87,521	83,678	74,772	78,090
Propane and butane (mt)	218,449	208,745	212,745	192,357	204,080	90,871	81,717	66,588	62,691	76,924
Natural Gasoline (mt)	2,981	3,071	7,746	7,770	11,720	847	1,137	1,618	2,439	3,910
* Exports (a)
Propane and butane (mt)	167,328	112,900	190,123	182,015	169,060	38,512	38,934	58,029	71,509	50,405
Natural Gasoline (mt)	76,104	63,112	71,685	64,806	59,492	24,502	22,440	23,669	26,825	21,299

(a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of September 30,
	2006	2005	2004	2003	2002
Liquidity (Current assets to current liabilities)	1.40	2.10	0.34	0.21	0.19
Shareholder’s equity to total liabilities	0.99	0.88	0.58	0.61	0.44
Non current assets to total assets	0.81	0.87	0.79	0.87	0.93

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2006	2005	2004	2003	2002
January	3.25	3.37	3.16	1.06	1.78
February	3.20	3.55	3.06	1.29	1.20
March	3.19	3.40	3.08	1.22	1.05
April	3.11	3.04	2.54	1.66	0.82
May	3.04	3.60	2.38	1.63	0.64
June	3.01	3.26	2.37	1.77	0.51
July	3.18	3.65	2.53	1.76	0.61
August	3.06	3.64	2.58	1.67	0.95
September	3.40	3.79	2.86	1.87	0.94
October		3.80	3.06	1.88	1.10
November		3.50	3.03	2.18	1.27
December		3.36	3.05	2.65	1.10

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10. Outlook

TGS’s key goal is the re-composition of the Company’s economic value for its shareholders through the outlining of a predictable and stable regulatory framework, including an overall tariff review which will restore the profitability of our regulated business. Moreover, TGS is determined to support any initiative to increase the transportation capacity of its pipeline, as long as it does not affect its shareholders’ economic interests.

In the NGL production and commercialization segment, TGS will focus its strategy on the improvement of margins and the increase of production volumes, by means of long-term agreements with producers for gas supply and strategic alliances with customers. The Company is certain that this course of action will enable TGS to seize further market opportunities. In the other services segment, its future strategy is aimed at positioning TGS in businesses related to transportation, liquids and midstream infrastructure, both in the local and regional markets.

The Company will also strive to maintain its high operational standards, its high reliability and availability indicators, ensuring overall operative efficiency and implementing -among other steps- a procurement strategy for the main goods and services that are pivotal to its competitiveness.

Buenos Aires, November 2, 2006.

                                                                                   João Bezerra

                                                                                  Chairman

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2006							2005
	Shareholders´ contributions			Retained Earnings				
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	Retained earnings	Other Comprehensive Income	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	154,446	330,154	-	2,424,107	2,206,600
Appropriation to legal reserve (1)	-	-	-	10,875	(10,875)	-	-	-
Other Comprehensive Income (Note 6)	-	-	-	-	-	46	46	-
Net income for the period	-	-	-	-	272,838	-	272,838	209,069
Balances at the end of the period	794,495	1,145,012	1,939,507	165,321	592,117	46	2,696,991	2,415,669

The accompanying notes are an integral part of these interim consolidated financial statements.

(1)Resolutions of the Ordinary Shareholders' Meeting held on March 20, 2006.

João Bezerra
Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía, 40% by an Argentine affiliate of ABN AMRO BANK N.V. Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt (whose principal amounts to US$ 201 million) through CIESA’s transfer to its creditors of TGS class “B” common shares that accounts for approximately 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold 50% of the common stock, while the remaining 50% will be held by Petrobras Energía.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b. in the present note) and the regulations of the CNV and ENARGAS, Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of September 30, 2006 and 2005, and December 31, 2005 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

For consolidation purposes for the nine-month periods ended September 30, 2006 and 2005 unaudited financial statements of Telcosur have been used. For the year ended December 31, 2005, audited financial statements of Telcosur have been used.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could be significantly different from such estimates.

Interim consolidated financial statements for the nine-month periods ended September 30, 2006 and 2005 are unaudited. The unaudited interim consolidated financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for nine-month periods ended September 30, 2006 and 2005 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003.

c)    Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution will come into effect as from

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, and its application is required for the fiscal years started as from January 1, 2006.

The new accounting standards establish, among other things: (i) specific risk of the assets; (ii) the valuation at nominal value of deferred tax assets and liabilities and (iii) the recognition of the effects of the inflation adjustment as a temporary difference for purposes of the calculation of the deferred tax position. If the company has not previously recognized this difference as temporary, it is permitted not to record the resulting deferred tax liability, but the company should disclose it in notes to the financial statements instead. The Company decided to apply this last criterion (Note 2.l).

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each period / year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

g)

Current investments

Bank accounts, private bonds and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government bonds in foreign currency have been valued at their respective fair value.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Assets and liabilities generated as a result of the application of the deferred tax method (net of the valuation allowance for non-recoverable deferred tax assets) and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to those used by the Company to prepare its consolidated financial statements. As of September 30, 2006 and December 31, 2005, the investment in Link has been adjusted by Ps. 4,411 and Ps. 4,538, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

As of June 30, 2006, EGS recorded losses that exceeded the book value of the investment booked by the Company. Due to the intention of the shareholders of supporting the company’s operations, this loss was recorded in the finantial statements and said investment was exposed in Other Liabilities.

The Company’s management is not aware of any significant transactions or events affecting EGS, Link and TGU financial statements, and there have been no significant transactions between TGS and these companies between June 30, 2006 and September 30, 2006.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561,2 million. This price was the basis to determine a total value of common stock of US$ 801,7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: The Company applied the straight-line method assigning specific useful lives for all assets allocated to transportation service and to the NGL production and commercialization. Assets allocated to natural gas transportation service are regulated by Resolutions No. 1,660 and No.1,903 issued by ENARGAS which establish maximum useful lives applicable to each component of such assets.

Regarding the NGL production and commercialization assets, TGS applied individual depreciation rates to the different class of capital assets.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A. Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 2,475 and Ps. 2,356 for the nine-month periods ended September 30, 2006 and 2005, respectively.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments undertaken under the Transfer Agreement and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 was amortized over a five-year period. The licenses’ acquisition cost is being amortized over a five-year period.

l)

Derivative financial instruments

The Company has outstanding derivative financial instruments with major financial institutions with the aim to cover the risk of the financial market, at a competitive cost in accordance with the market conditions, to manage the impact of the floating interest rate changes and the US dollar exchange rate changes. The Company does not use financial instruments with speculative aims.

The derivative financial instrument described in Note 6 consists of a currency forward and was booked at its net realizable value.

m)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

Income tax expense for the nine- month periods ended September 30, 2006 and 2005 consist of the following:

	2006	2005
Income tax for tax purposes	(1,230)	(324)
Temporary differences variation	(12,237)	(24,174)
Tax loss carryforwards utilization	(111,855)	(74,813)
Deferred tax assets allowance	111,855	94,964
Income tax expense	(13,467)	(4,347)

The components of the net deferred tax asset and liabilities as of September 30, 2006 and December 31, 2005 are the following:

Non current deferred tax assets and liabilities	09/30/2006	12/31/2005
Allowance for doubtful accounts	98	98
Deferred revenues	(573)	(800)
Present value other receivables	4,951	3,387
Property, plant and equipment, net	(82,268)	(84,050)
Other provisions	792	848
Provision for contingencies	12,066	8,574
Deferred exchange difference (1)	7,250	29,001
Foreign exchange gain generated by current investments	335	(1,198)
Accrued interest from loans	12,531	11,548
Vacation allowance	1,371	1,382
Tax loss carryforwards	157,579	269,434
Deferred tax assets allowance	(32,694)	(144,549)
Net deferred tax asset	81,438	93,675

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the nine-month periods ended September 30, 2006 and 2005 as follows:

	2006	2005
Pre-tax income	286,305	213,416
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(100,207)	(74,695)
Permanent differences at statutory income tax rate
- Inflation adjustment	(24,589)	(27,740)
- Variation in deferred tax assets allowance	111,855	94,964
- Exempt incomes or non deductible expenses	612	1,196
- Others, not individually significant	(1,138)	1,928
Total net income tax expense	(13,467)	(4,347)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	766,286	2007
Utilization in 2006	(316,060)
Accumulated tax loss carryforward	450,226

(1)

Remainder after the filing of the tax return form for fiscal year 2005.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at September 30, 2006 and December 31, 2005, the Company recognized a valuation allowance of Ps. 32,694 and Ps. 144,549 against its deferred tax assets, respectively.

As mentioned in Note 2.c), TGS has decided to disclose in note to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a  liability to be reversed in the period this book value is depreciated. In compliance with Resolution No. 487 of the CNV, TGS informs that, in the case that liability had been recognized, the deferred tax liability as of September 30, 2006, would have increased in Ps. 732,397, generating a net liability position of Ps. 650,997 and an impact of Ps. 756,935 in the “Adjustment to prior years” account and a positive effect of Ps. 24,538 on the Company’s net income would have been recognized. Additionally, in 2006 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 10-01-06 to 12-31-06	7,641
Year 2007	32,118
Year 2008	31,238
Year 2009	30,960
Year 2010	30,666
Year 2011 onwards	599,774
Total	732,397

n)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The breakdown of the asset tax credit as of September 30, 2006 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	17,010	2016
Balance at the end of the year	100,160

o)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the deferred tax assets included in the tax return at the end of each period / year, which based on the income projections, will be utilized before it expires.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

p)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under “Cumulative inflation adjustment to common stock”, line item in the Statement of Changes in Shareholders’ Equity.

q)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

r)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

-Equity in (losses) / earnings of affiliates were determined on the basis of TGS’ affiliates’ results and were disclosed under “Equity in (losses) / earnings of affiliates”.

In the nine-month period ended September 30, 2006, Other income, net includes a Ps. 24,722 gain related to an insurance liquidation associated with the damage of a facility located at the Cerri Complex in May, 2005.

s)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the nine-month periods ended September 30, 2006 and 2005 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other income / (expenses), net, equity in (losses) / earnings of affiliates, net financial expense and income tax expense.

Assets and liabilities allocated to each segment are those used by the Company to develop each business, Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include current investments and loans, among others.

There were no revenues among the business segments during the reported periods.

As of and for the nine-month period ended September 30, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	368,195	524,860	66,152	-	959,207
Operating income / (loss)	162,693	273,328	25,446	(30,549)	430,918
Depreciation of property, plant and equipment	108,003	23,241	10,009	2,978	144,231
Additions to property, plant and equipment (includes work in progress)	49,029	10,490	15,147	1,983	76,649
Identifiable assets	3,801,999	430,401	170,060	1,011,869	5,414,329
Identifiable liabilities	114,392	69,246	7,790	2,525,909	2,717,337

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

For the nine-month period ended September 30, 2005	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	339,104	350,900	46,346	-	736,350
Operating income / (loss)	158,721	156,727	14,385	(22,759)	307,074
Depreciation of property, plant and equipment	104,925	21,853	10,216	1,735	138,729
Additions to property, plant and equipment (includes work in progress)	115,030	11,986	3,155	2,578	132,749

For the year ended December 31, 2005
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

The Company renders services of gas transportation principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). The main customers in terms of net revenues from gas transportation for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	As of September 30,
	2006	2005
MetroGAS S.A.	132,534	129,731
Camuzzi Gas Pampeana S.A.	67,245	61,691
Gas Natural BAN S.A.	52,658	47,055
Petrobras Energía	19,413	18,939
Camuzzi Gas del Sur S.A.	18,147	17,026
Profertil	8,618	8,689
Repsol-YPF	20,556	10,161

The main customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFCO”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the nine-month periods ended September 30, 2006 and 2005 are as follows:

                                                                                  As of September 30,

	2006	2005
PIFCO	368,672	211,407
Polisur	174,714	104,417

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

		09/30/2006	12/31/2005
a)	Current trade receivables
	Gas transportation
	MetroGAS S.A.	8,398	16,828
	Camuzzi Gas Pampeana S.A.	8,466	8,252
	Gas Natural BAN S.A.	7,451	7,489
	Camuzzi Gas del Sur S.A.	2,168	1,982
	Profertil	1,141	1,183
	Repsol-YPF	5,998	5,758
	Related companies	3,814	4,899
	Others	11,092	11,860
	Subtotal	48,528	58,251

	NGL production and commercialization
	Polisur	23,934	10,909
	Pan American Energy LLC (Argentine Branch)	6,994	2,153
	Total Austral S.A.	4,704	7,305
	Related companies	23,578	68,751
	Others	11,602	6,081
	Subtotal	70,812	95,199

	Other services
	Pan American Energy LLC (Argentine Branch)	1,819	7,438
	Profertil	3,505	3,305
	Sipetrol Argentina S.A.	1,484	-
	Related companies	6,770	4,459
	Others	11,869	11,880
	Subtotal	25,447	27,082

	Allowance for doubtful accounts (Exhibit E)	(920)	(920)
	Total	143,867	179,612

b)	Other current receivables
	Tax credits	20,974	8,004
	Prepaid insurance expense	7,270	4,369
	Advanced payments to suppliers	13,520	1,388
	Others	7,795	8,019
	Total	49,559	21,780

c)	Non-current trade receivables
	Other services
	Pan American Energy LLC (Argentine Branch)	-	2,368
	Profertil	14,511	16,025
	Total	14,511	18,393

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		09/30/2006	12/31/2005
d)	Other non-current receivables
	Deferred income tax (Note 2.l)	81,438	93,675
	Asset tax credit (Note 2.m)	100,160	80,085
	Easement expense to be recovered	4,233	4,233
	Others	4,239	4,169
	Total	190,070	182,162

e)	Current accounts payable
	Suppliers	106,507	91,146
	Advanced payments from customers	27,695	31,968
	Related companies (Note 10)	8,078	4,978
	Total	142,280	128,092

f)	Taxes payable
	Asset tax, net	8,577	6,364
	Turnover tax	404	1,539
	Value added tax (“VAT”)	6,042	-
	Tax on exports	6,428	702
	Others	1,784	2,595
	Total	23,235	11,200

g)	Other liabilities
	Provisions for contingencies (Exhibit E)	34,472	24,497
	Provisions for GdE lawsuit (1)	18,441	43,326
	Other provisions	933	689
	Total	53,846	68,512

h)	Non-current accounts payable
	Advanced payments from customers	39,119	17,221
	Total	39,119	17,221

(1) Net of the cost of Cordillerano Pipeline expansion which belongs to the Argentine Government. This cost amounted to Ps. 24,844 and Ps. 17,537 as of September 30, 2006 and December 31, 2005, respectively, and was compensated of the final amount of the sentence, according to Decree No. 959/04.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of each period are as follows:

	As of September 30,
	2006	2005
Cash and deposits in banks	8,432	3,878
Current investments, net	799,355	438,338
Total	807,787	442,216

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Non-cash transactions are as follows:

	As of September 30,
	2006	2005
Acquisition of Property, plant and equipment through an increase in Accounts Payable.	2,900	3,412
Financial charges capitalization	(748)	752

Cash flows resulting from operations include net financial expense generated by cash and cash equivalent as of September 30, 2006 and 2005 for Ps. 35,434 and (Ps. 16,725), respectively.

6.  LOANS

Detailed information of TGS’s debt profile as of September 30, 2006 and December 31, 2005 is as follows:

	09/30/2006	12/31/2005
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	285,146	63,930
Privately placed notes	44,189	9,875
Inter-American Development Bank (“IDB”) loans	155,548	34,835

1999 EMTN Program: Series 2 notes (1)	93	379

Interests payable	7,200	7,510
Leases (rates between 7.65% and 9.00%)	2,794	2,765
Total current loans	494,970	119,294

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	332,927	625,675
Privately placed notes	51,596	96,995
IDB loans	181,635	341,371

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	792,442	774,061
Privately placed notes	122,806	119,958
IDB loans	432,285	422,258

Interests payable	35,802	32,995
Leases (rates between 7.65% and 9.00%), due through 2008	1,321	3,130
Total non-current loans	1,950,814	2,416,443
Total loans	2,445,784	2,535,737

(1) Corresponds to notes that were not tendered in the debt exchange.

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 and was meant to refinance and restructure the terms and conditions of the previous loans, which payments of interest and amortization of principal were suspended in May 2002.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The principal terms of the Company’s outstanding debt obligations are as follows:

Description	Tranche A	Tranches B-A y B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 y US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interests	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis,

The Tranche B-A debt obligations may also accrue additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The outstanding debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization”, the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA of the last four quarters -each as defined in the new debt obligations-) for the applicable fiscal period, the liquidity level and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period. The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders. The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of Pesos
	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	418	89	146	190	208	-	-	-
Tranches B-A and B-B	-	-	-	-	-	552	593	202

The new notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") and the Mercado Abierto Electrónico (“MAE”).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense.

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, as long as the new debt obligations remain outstanding.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

Derivative financial instruments

In September 2006, the Company entered into a currency forward agreement with a major financial institution, which expiration date is on December 13, 2006. By means of this hedge agreement, the Company ensures the purchase of US$ 13.8 million at an exchange rate of Ps. 3.1275 per U.S. Dollar, in order to afford the next interest payment of its financial debt on December 15, 2006. To the purpose of its settlement, the Company will take the reference exchange rate informed by the Argentine Central Bank through the Circular A 3,500. As of September 30, 2006, its fair value amounted to approximately Ps. 46 and was recorded in “Other Current Receivables” with credit to “Other Comprehensive Income” account.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs. According to such regulatory framework, transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the time of privatization and must be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said Law as long as it is in force (until December 31, 2006, after several extensions).

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN submitted the “Preliminary Renegotiation Guidelines” to TGS including a draft agenda with main issues to be discussed during the renegotiation process such as costs, investment programs and financing, rates of return and tariffs, etc, and a renegotiation schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and suggested to advance the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and the agreement to hold harmless the Argentine government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

In June and November 2005, TGS received two proposals from UNIREN which are in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a branch within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of said company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the Trust Fund”) which aim is to finance gas transportation system expansions.

To that end in April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 20 millions of cubic meters per day (“MMm3/d”), of which approximately 7.0 MMm3/d correspond to TGS system. In a first stage, this expansion would be for an additional transportation capacity of 3.3 MMm3/d and would be fulfilled between 2007 and 2008. The investment would be financed by the shippers who subscribed the additional capacity.

d)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)  Shares’ public offer

TGS's shares are traded on the BCBA and under the form of the American Depositary Shares (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements signed on December 15, 2004 (for further information, see Note 6- Covenants).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires; the resolution is still pending as of the date of the issuance of these consolidated interim financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge with respect to the inclusion of the NGL production and commercialization activity under the tax exemption mentioned before. On April 12, 2006 the discharge was refused and later, the Company filed an appeal before the Tax Bureau of the province.

As of September 30, 2006, TGS recorded a provision of Ps. 26.0 million based on the estimative payment to be made in case this claim were solved in an unfavorable manner.

b)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.  BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFCO (a subsidiary of Petrobras), at international prices minus a fixed discount per tone.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June, 2004 and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

As of September 30, 2006 and December 31, 2005, the outstanding balance corresponding to the Board of Directors´ compensations amounted to Ps. 79 and Ps. 96, respectively. On the other hand, during the nine-month period ended September 30, 2006 and 2005, the accrued amounts for such compensations  were Ps. 302 and Ps. 216, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2006 and December 31, 2005 is as follows:

	09/30/2006		12/31/2005
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
EPCA	25	-	-	-
CIESA	74	-	-	-
Petrobras Energía	8,306	8,078	5,622	2,840
Affiliates with significant influence:
Link	192	-	192	-
TGU	151	-	259	-
Other related companies:
PIFCO	23,400	-	68,599	-
Área Santa Cruz II U.T.E.	212	-	345	-
Quintana y Otros U.T.E.	314	-	945	-
Refinor S.A.	853	-	834	-
WEB S.A.	309	-	914	-
Petrolera Santa Fe S.A.	-	-	39	2,138
Total	33,836	8,078	77,749	4,978

The detail of significant transactions with related parties for the nine-month periods ended September 30, 2006 and 2005 is as follows:

Nine-month period ended September 30, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas Purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	63
CIESA	-	-	-	-	-	105
Petrobras Energía	19,413	20,061	12,566	6,613	33,555	-
Affiliates with significant influence:
Link	-	-	706	-	-	-
TGU	-	-	247	-	-
Other related companies:						-
PIFCO	-	368,672	-	-	-	-
Refinor S.A.	-	-	1,767	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	2,287	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,341	-	-	-
Total	23,520	388,733	16,627	6,613	33,555	168

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Nine-month period ended September 30, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	63
CIESA	-	-	-	-	-	-	105
Petrobras Energía	18,939	15,465	11,892	3,558	193	22,777	-
Main affiliates-significant influence:
Link	-	-	649	-	-	-	-
TGU	-	-	457	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFCO	-	211,407	-	-	-	-	-
Petrolera Santa Fé S.A.	-	-	-	3,445	-	-	-
.Refinor S.A.	-	-	1,580	-	-	-	-
Quintana y Otros U.T.E.	2,330	-	-	-	-	-	-
WEB S.A.	2,250	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,065	-	-	-	-
Total	23,519	226,872	15,966	7,003	193	22,777	168

11. SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds the 49% of its common stock.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

João Bezerra

Chairman

EXHIBIT B

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND 2005

INTANGIBLE ASSETS, NET

		2006										2005
		Original cost				Amortization						
								Expense for the period				
Deferred charges		Beginning of the year	Additions	Decreases	End of the period	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	66,974	-	-	(3)	66,974	-	2,586
License acquisition costs		1,173	-	-	1,173	470	-	176 (2)	(3)	646	527	763
Total 2006		68,147	-	-	68,147	67,444	-	176		67,620	527	
Total 2005		68,147	-	-	68,147	56,862	-	7,936		64,798		3,349

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) Included in "Operating costs". See Exhibit H.
(3) See Note 2.k).

João Bezerra
Chairman

EXHIBIT C

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

NON-CURRENT INVESTMENTS

09/30/2006											12/31/2005
Description of securities				Issuer information							
					Last financial statements issued						
Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net loss for the year	Shareholder's equity	% of Common Stock	Book value
$1	502,962	503	354	(1)	Pipeline´s construction and operation services	06/30/06	1,026	399	9,727	49.00	678 (1)
Ps. Uru. 1	196,000	5	108		Pipeline maintenance	06/30/06	28	(21)	220	49.00	215 (2)
$1	116,130	116	(91)	(3)	Pipeline´s construction and operation services	06/30/06	237	(57)	(186)	49.00	96
			371								989

company profits. See Note 2.i).
pation in the "Currency translation adjustment" of the financial statements of the company.

João Bezerra
Chairman

EXHIBIT D

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

CURRENT INVESTMENTS

	09/30/2006	12/31/2005
Government bonds in foreign currency	-	8,386
Private bonds in foreign currency	122,163	109,639
Mutual funds in local currency	79,767	38,080
Mutual funds in foreign currency	343,206	107,243
Bank account in foreign currency	348	11,137
Bank account in local currency	12,700	900
Fixed-term deposit in local currency	44,115	-
Fixed-term deposit in foreign currency	197,056	235,141
Total current investments	799,355	510,526

João Bezerra
Chairman

EXHIBIT G

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

	09/30/2006					12/31/2005		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and deposits in banks	US$	183	3.064	(1)	561	US$	182	545
Investments, net	US$	216,310	3.064	(1)	662,773	US$	157,602	471,546
Trade receivables, net	US$	20,624	3.064	(1)	63,192	US$	31,719	94,903
Other receivables	US$	5,660	3.064	(1)	17,342	US$	2,016	6,032
					743,868			573,026
NON-CURRENT ASSETS								
Trade receivables	US$	4,736	3.064	(1)	14,511	US$	6,147	18,393
Property, plant and equipment, net	US$	1,146	3.064	(1)	3,511	US$	3,536	10,580
	XEU	170	3.8861	(1)	661	XEU	177	626
					18,683			29,599
					762,551			602,625
CURRENT LIABILITIES								
Accounts payable	US$	3,884	3.104	(2)	12,056	US$	8,164	24,753
	XEU	-	-		-	XEU	83	298
Loans	US$	159,462	3.104	(2)	494,970	US$	39,332	119,255
Other liabilities	US$	175	3.104	(2)	543	US$	175	531
					507,569			144,837
NON-CURRENT LIABILITIES								
Accounts payable	US$	4,436	3.104	(2)	13,769	US$	5,680	17,221
Loans	US$	628,484	3.104	(2)	1,950,814	US$	796,980	2,416,443
					1,964,583			2,433,664
					2,472,152			2,578,501

(1) Buying exchange rate as of September 30, 2006.
(2) Selling exchange rate as of September 30, 2006.

US$: United States of America dollars
XEU: Euros

João Bezerra
Chairman

EXHIBIT I

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2006

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(Stated in thousands of Argentine constant Pesos as described in Note 2.b.)

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	191,943	-	50,048
With specified maturity				
* Past due				
Until 09-30-05	-	1,370	127	-
From 10-01-05 to 12-31-05	-	3,448	-	-
From 01-01-06 to 03-31-06	-	5,159	-	-
From 04-01-06 to 06-30-06	-	1,347	-	-
From 07-01-06 to 09-30-06	-	13,882	-	-
Total past due	-	25,206	127	-
* Non-due:				
From 10-01-06 to 12-31-06	799,355	157,753	425,893	135,488
From 01-01-07 to 03-31-07	-	3,176	22,997	8,779
From 04-01-07 to 06-30-07	-	3,561	22,984	2,195
From 07-01-07 to 09-30-07	-	1,665	22,969	1,452
During 2007 (rest of the year)	-	1,111	32,819	1,482
During 2008	-	2,952	146,321	6,239
During 2009	-	2,647	190,252	6,765
During 2010	-	2,374	231,774	2,634
From 2011 onwards	-	6,539	1,349,648	21,999
Total non-due	799,355	181,778	2,445,657	187,033
Total with specific maturity	799,355	206,984	2,445,784	187,033
Total	799,355	398,927	2,445,784	237,081

(1) Includes mutual funds and bank accounts. Such investments bear floating interest rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 17,804 which bear interests at 5.52% semiannually rate. From the total credits without specific maturity, Ps. 2,985 correspond to current assets and Ps.188,958 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. Other liabilities without specified maturity correspond to current liabilities.

João Bezerra
Chairman

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have reviewed the accompanying consolidated interim balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of September 30, 2006 and the related consolidated interim statements of income, of changes in shareholders’ equity and of cash flows for each of the nine-month periods ended September 30, 2006 and 2005. The preparation and issuance of these interim financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with standards established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 7, mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Besides, Management is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on forecasts of the outcome of such process. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets will exceed their respective net carrying values.

4.

Based on our review and the examination of the consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, on which we issued our report dated February 8, 2006, containing exceptions due to the circumstances mentioned in paragraph 3, we report that:

1

a)

the consolidated interim financial statements of Transportadora de Gas del Sur S.A. as of September 30, 2006 and 2005 as mentioned in paragraph 1, are prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, considering all significant facts and circumstances that we are aware of, and that in such matter we do not have other observations, apart from that mentioned in paragraph 3;

b)

the information included for comparative purposes as of December 31, 2005, derives from the audited Consolidated Financial Statements of Transportadora de Gas del Sur S.A. at such date.

5.

The accompanying consolidated interim financial statements are presented on the basis of accounting principles generally accepted in Argentina which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires,

November 2, 2006

PRICE WATERHOUSE & CO. S.R.L. by (Partner)

                 Ruben O. Vega

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes

1() Not covered by the Auditor’s Report of Independent Accountants, except for items 5, 6 and 8.